EXHIBIT 99.1

Osisko Appoints Vice President Capital Markets

MONTRÉAL, Dec. 22, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce the appointment of Grant Moenting, P.Eng., as Vice President, Capital Markets, beginning in January. Grant brings to the Corporation 16 years of experience and in-depth knowledge of the mining business. For the past eight years, Grant was a mining sales specialist on the institutional equity sales desk at Scotiabank Global Banking and Markets. Grant was ranked as a Brendan Woods TopGun Sales Professional (as voted by institutional clients) for the past four years, in addition to being ranked #1 by Greenwich Associates for Best Sales Coverage for Metals & Mining over the same period.

Prior to this, he gained experience across multiple roles in mining equity research and corporate finance at Paradigm Capital. He began his career as a chemical engineer and process metallurgist working in a R&D division of Teck Resources.

Sandeep Singh, President and CEO of Osisko commented: “We are excited to welcome Grant to Osisko. His deep capital markets background and his extensive knowledge of the mining industry will greatly complement our existing team. We’ve had a strong year on several fronts, and we look forward to building on that momentum in 2023.”

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company which holds a North American focused portfolio of over 175 royalties, streams and precious metal offtakes. Osisko Royalties’ portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 x105 htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to the successful contribution of the new Vice President, Capital Markets to the success of the Corporation, future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments and appointments. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of the experience and qualification of the management team, and its ability to contribute to the success of the Corporation in the current market conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, the actual contribution of the management team, or any of its member, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.